As filed with the U.S. Securities and Exchange Commission on August 17, 2023

Registration No. 333-273041

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AEGON N.V.1

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands	6311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Aegonplein 50

PO Box 85

2501 CB The Hague

The Netherlands

+31-70-344-8305

(Address, including Zip Code, and Telephone Number, including Area Code, of Principal Executive Offices)

Andrew S. Williams

Senior Vice President and General Counsel

Transamerica Corporation

1201 Wills Street, Suite 800

Baltimore, MD 21231

(443) 475-3243

(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copies to:

A. Peter Harwich, Esq. Paul M. Dudek, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020	J. Onno van Klinken General Counsel and Member of Management Board Aegon N.V. Aegonplein 50 PO Box 85 2501 CB The Hague The Netherlands	Reinier Kleipool De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam The Netherlands

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-273041

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

[1]

In connection with the consummation of the redomiciliation transactions described in the registration statement, Aegon N.V. will be renamed and converted into Aegon S.A., a Luxembourg public limited liability company (société anonyme), and subsequently renamed and converted into Aegon Ltd., a Bermuda exempted company with liability limited by shares.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 amends the Registration Statement on Form F-4 (Registration No. 333-273041) (as amended prior to the date hereto, the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on July 21, 2023, of Aegon N.V., which will be converted to Aegon Ltd. following the consummation of the steps described in the Registration Statement.

This Post-Effective Amendment No. 1 is being filed for the purposes of replacing Exhibit 3.3: Form of Bermuda Bye-laws of Aegon Ltd., previously filed with the Registration Statement, with a revised Form of Bermuda Bye-laws of Aegon Ltd., which supersedes the Form of Bermuda Bye-laws of Aegon Ltd. previously filed as Exhibit 3.3. The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibit.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index on the page immediately before the signature page for a list of exhibits filed as part of this registration statement on Form F-4, which Exhibit Index is incorporated herein by reference.

EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit	Filing Date

3.1***	Articles of Association of Aegon N.V.	6-K	001-10882		June 4, 2013

3.2***	Form of Luxembourg Articles of Association of Aegon S.A.	F-4	333-273041	3.2	June 30, 2023

3.3*	Form of Bermuda Bye-laws of Aegon Ltd.

3.4***	Form of Memorandum of Continuance of Aegon Ltd. which will serve as Aegon Ltd.’s memorandum of association.	F-4	333-273041	3.4	June 30, 2023

4.1	Any instruments defining the rights of long-term debt holders. None of our instruments relating to long-term debt has total amount of securities authorized thereunder that exceed 10% of our consolidated total assets. Pursuant to the requirement of this Exhibit 4, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

5.1***	Opinion of Appleby (Bermuda) Limited regarding the (i) valid issue, (ii) paying up and (iii) non-assessability of the Aegon Ltd. shares.	F-4	333-273041	5.1	June 30, 2023

8.1***	Opinion of Latham & Watkins LLP, with respect to certain U.S. tax matters.	F-4	333-273041	8.1	June 30, 2023

8.2***	Opinion of De Brauw Blackstone Westbroek N.V., with respect to certain Dutch tax matters.	F-4	333-273041	8.2	June 30, 2023

10.1***	1983 Amended Merger Agreement between Aegon and Vereniging AEGON, as amended and restated May 29, 2013.	20-F	001-10882	4.1	March 21, 2014

10.2†***	Business Combination Agreement among Aegon Europe Holding B.V., Aegon N.V. and ASR Nederland N.V., dated October 26, 2022, relating to the combination of ASR Nederland N.V. and Aegon Nederland N.V.	20-F	001-10882	4.4	March 22, 2023

10.3***	Voting Rights Agreement, as amended and restated May 29, 2013.	20-F	001-10882	4.2	March 21, 2014

21.1***	List of Subsidiaries of Aegon Ltd.	20-F	001-10882	8	March 22, 2023

23.1***	Consent of PricewaterhouseCoopers Accountants N.V., independent registered public accounting firm for Aegon N.V.	F-4	333-273041	23.1	July 13, 2023

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit	Filing Date

23.2***	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.1).	F-4	333-273041	23.2	June 30, 2023

23.3***	Consent of Latham & Watkins LLP (included in Exhibit 8.1).	F-4	333-273041	23.3	June 30, 2023

23.4***	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 8.2).	F-4	333-273041	23.4	June 30, 2023

24.1***	Power of Attorney (included on signature page to the initial filing of the Registration Statement).	F-4	333-273041	24.1	June 30, 2023

107***	Filing Fee Table.	F-4	333-273041	107	June 30, 2023

*	Filed herewith.
**	To be filed by amendment or a future filing that is incorporated by reference herein.
***	Previously filed.
†	Certain information in this agreement and its schedules has been omitted in accordance with Item 601(a)(5) of Reg S-K, but will be furnished supplementary to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Hague, the Netherlands, on the 17th day of August, 2023.

Aegon N.V.

By:	/s/ Eilard Friese
Name:	Eilard Friese
Title:	Chief Executive Officer, Executive Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Eilard Friese Eilard Friese	Chief Executive Officer, Executive Director (Principal Executive Officer)	August 17, 2023

* Matthew J. Rider	Chief Financial Officer, Executive Director (Principal Financial and Principal Accounting Officer)	August 17, 2023

* William L.A. Connelly	Supervisory Director	August 17, 2023

* Mark A. Ellman	Supervisory Director	August 17, 2023

* Jack McGarry	Supervisory Director	August 17, 2023

* Caroline Ramsay	Supervisory Director	August 17, 2023

* Thomas Wellauer	Supervisory Director	August 17, 2023

* Corien M. Wortmann-Kool	Supervisory Director	August 17, 2023

* Dona D. Young	Supervisory Director	August 17, 2023

* Karen Fawcett	Supervisory Director	August 17, 2023

*By:	/s/ J.O. van Klinken
Name:	J.O. van Klinken
Title:	Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act, the undersigned, the duly authorized representative in the United States of Aegon N.V., has signed this registration statement on the 17th day of August, 2023.

Transamerica Corporation

By:	/s/ Andrew S. Williams
Name:Andrew S. Williams
Title: Senior Vice President and General Counsel